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                          February 22, 2022

       William Conkling
       Chief Executive Officer
       Rafael Holdings, Inc.
       520 Broad Street
       Newark, NJ 07102

                                                        Re: Rafael Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 15,
2022
                                                            File No. 333-262754

       Dear Mr. Conkling:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Dov T. Schwell, Esq.